

The PRIMARI Philosophy

Focus

To be the user's preferred choice, we must focus on what is important to the user and eliminate non-essential opportunities for PRIMARI.

Simplicity

We will put ourselves in users' minds to understand their preferences and eliminate all that is unnecessary to help our users meet their goals.

Convenience

We will earn users' trust if our technology is always available and easy to use when users need us most.

Speed

Users will choose us if we are responsive, reliable and fast in meeting their needs. Slow technology and delayed improvements convey sub-optimal processes, problems and unreliability.

Dangers

Status Quo – Biggest detriment to innovation.

Bureaucracy - Reduces speed and kills innovation.

Ego – Is dangerously blinding at personal or organizational level.